Exhibit 99.18

CONSENT OF TIMOTHY J. CAREW

March 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2017 (the “Form 40-F”)

I, Timothy J. Carew, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

•	Technical Report titled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA”, dated June 2, 2016, effective May 31, 2016, as amended on December 15, 2017.

and to references to the Technical Report, or portions thereof, in the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statement (No. 333-222595) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Timothy J. Carew

Timothy J. Carew